Exhibit 99.1

Big Tree Cloud Holdings Limited Announces Pricing of $5.0 Million Registered Direct Offering

SHENZHEN, CHINA, SEPTEMBER 29, 2025 (PRNEWSWIRE) -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a capital platform enterprise focused on strategic investment and industry integration in the personal care sector, today announced that it had entered into a definitive agreement in a registered direct offering with an institutional investor for the purchase and sale of 8,064,516 ordinary shares, $0.0001 par value per share (“Ordinary Shares”), at a price of $0.62 per Ordinary Share.

Aggregate gross proceeds to the Company are expected to be approximately $5.0 million, before deducting placement agent fees and offering expenses. The Company expects to use the net proceeds from the offering for general corporate purposes and working capital.

The offering is expected to close on or about September 30, 2025, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as exclusive placement agent for the offering. Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to the Company. Kaufman & Canoles, P.C. is acting as U.S. counsel to Aegis Capital Corp.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-289941) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on September 9, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Big Tree Cloud

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company emphasizes scientific research, innovation, and technological advancement, as well as supply chain synergy and efficiency improvement, and is firmly committed to promoting globalization with a mission to empower Chinese personal care brands for global competitiveness and fuel the industry’s high-quality evolution.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks discussed in our reports filed or furnished to the Securities and Exchange Commission. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact
Ting Yan
Phone: +86 15986815865
Email: yanting@bigtreeclouds.com